                                  July 25, 2006

VIA Edgar

Patricia Williams
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  AssetMark Funds (File Nos. 333-53450 and 811-10267)

Dear Ms. Williams:

     On behalf  of  AssetMark  Funds  (the  "Trust"),  I am  responding  to your comments,  communicated to me via telephone on Friday, July 21, 2006, related to the preliminary proxy statement filing made by the Trust on Schedule 14A on July
11, 2006. Each comment is summarized below,  followed by the Trust's response to the comment.  Please note that the changes to disclosure indicated below will be made in the  definitive  proxy  statement to be filed by the Trust.  Capitalized terms not  otherwise  defined in this letter have the  meanings  assigned to the terms in the preliminary proxy statement.

     1. Comment. In order to comply with Section 15(f) of the Investment Company
Act, a fund must,  among other things,  meet the condition  that at least 75% of its  trustees  will not be  "interested  persons" of the adviser for a period of three years after the transaction.  The section  entitled  "Section 15(f) of the
Investment Company Act" currently  indicates that the parties to the transaction have  agreed  that  Genworth,  as  the  acquirer,  "will  use  its  commercially reasonable efforts" to assure compliance with the 75% requirement. Please revise the  first  paragraph  of the  section  to  indicate  that  satisfaction  of the conditions of Section 15(f) would be mandatory.

     Response.  We agree that the  conditions of Section 15(f) must be satisfied in order to rely on the "safe harbor" protections of Section 15(f). However, the composition  of the board and the manner of operation of the Funds is determined in large part by the Fund Board,  including the  independent  trustees,  and not entirely by Genworth.  Nonetheless,  we have revised the  disclosure  to address your comment as follows:

     "Section  15(f)  of  the  Investment  Company  Act.  Section  15(f)  of the
     Investment  Company  Act  provides  that an  investment  advisor  (such  as
     AssetMark) to a registered  investment company (such as the Trust), and the affiliates of such advisor, may receive any amount or benefit in connection with a sale of any interest in such  investment  advisor that results in an assignment  of  an  investment  advisory  contract  if  the  following  two conditions  are  satisfied:  (1) for a period  of three  years  after  such assignment,  at least  75% of the  board  of  directors  of the  investment company  cannot be  "interested  persons"  (within  the  meaning of Section
     2(a)(19) of the Investment  Company Act) of the new  investment  advisor or its  predecessor;  and (2) no "unfair burden" (as defined in the Investment
     Company  Act) may be imposed on the  investment  company as a result of the assignment or any express or implied  terms,  conditions or  understandings applicable  thereto. An "unfair burden" on a fund is defined to include any arrangement  during the two year period after any such  transaction  occurs whereby the  investment  advisor or its  predecessor  or successor,  or any interested  person of such  investment  advisor,  predecessor or successor, receives or is entitled to receive  any  compensation,  either  directly or indirectly, of two types. The first type is compensation in connection with the purchase or sale of securities or other  property to, from or on behalf of the fund,  other  than  bona fide  ordinary  compensation  as  principal underwriter for such fund. The second type is compensation from the fund or its security holders for anything other than bona fide investment  advisory
     or  other  services.   As  purchaser,   Genworth  has  agreed  to  use  its
     commercially reasonable efforts to assure compliance with the conditions of
     Section 15(f) as it applies to the Funds and the Transaction.  The Board of
     Trustees  of the Trust  intends  to  maintain a board  structure  that will satisfy the first  condition of Section 15(f) and to operate the Funds in a manner that will satisfy the no "unfair burden"  condition of Section 15(f)
     of the Investment Company Act, for the time periods in the rule."

     2. Comment. In the section entitled "Shareholder Approval," please consider adding disclosure  addressing the possibility that shareholders of some, but not all, of the Funds may approve the New Agreement.

     Response. The following disclosure will be inserted:

          "The New Agreement must be approved by the  shareholders  of each Fund for the Transaction to go forward.  If there are sufficient votes for some, but not all, of the Funds to approve the New Agreement,  the Meeting may be adjourned  as to those  Funds for which there are not  sufficient  votes to approve the New  Agreement.  A  shareholder  vote may be taken prior to any adjournment  of the  Meeting  with  respect  to one or more Funds for which there are sufficient  votes for approval of the New Agreement,  even though the Meeting is adjourned as to one or more other Funds."

     3. Comment. In order to increase its prominence, please consider moving the paragraph entitled  "Shareholder  Reports" to a location closer to the beginning of the proxy statement.

     Response.  This  paragraph  will be moved to a more  prominent  location in accordance with your comment.

     4. Comment. Please add disclosure describing how "broker non-votes" will be treated for purposes of voting on the Proposal.

     Response. In the section entitled  "Shareholder  Approval," disclosure will be added as indicated below.  Please note that the new disclosure is underlined, while the rest of the paragraph is moved from the section  entitled  "Quorum" in order to explain and/or define terms at the point of their first use.

     "The shares over which  broker-dealers have discretionary voting power, the shares that represent "broker  non-votes" (i.e.,  shares held by brokers or nominees  as to which  (i)  instructions  have not been  received  from the beneficial  owners  or  persons  entitled  to vote and (ii) the  broker  or nominee does not have discretionary  voting power on a particular  matter), and the shares whose proxies  reflect an abstention  will all be counted as shares present and entitled to vote for purposes of determining whether the required  quorum of shares  exists;  however they will have the effect of a vote against the Proposal."

     In  connection  with the  Trust's  responses  to your  comments,  the Trust acknowledges,  that: (i) the Trust is responsible  for the adequacy and accuracy of the  disclosure  in the Trust's  filings;  (ii) Staff  comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings;
and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal  securities  laws of the United States.

                                      * * *

Should you have any  questions or concerns  regarding  any of the above,  please contact me at (215) 564-8077.

                              Best Regards,

                              /s/  Fabio Battaglia, III

                              Fabio Battaglia, III

cc:      Carrie E. Hansen
         Mark D. Perlow, Esq.
         Michael P. O'Hare, Esq.